SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Siliconix Incorporated
                             ----------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)


                                   827079 10 4
                                   -----------
                                 (CUSIP Number)


                                   Avi D. Eden
                          Vishay Intertechnology, Inc.
                               63 Lincoln Highway
                                Malvern, PA 19355
                                 (610) 644-1300
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                               New York, NY 10022

                                February 22, 2001
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                                Page 1 of 5 pages

                                  SCHEDULE 13D

CUSIP No. 25443 10 1                                           Page 2 of 5 Pages
--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Vishay Intertechnology, Inc.
      (I.R.S. Employer Identification No. 38-1686453)
-------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)   |_|
                                                      (b)   |_|
-------------------------------------------------------------------------------
3)    SEC USE ONLY
-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS
      (See Item 3)
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                 |_|
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
                        7)    SOLE VOTING POWER
NUMBER OF                     Not Applicable
SHARES               ----------------------------------------------------------
BENEFICIALLY            8)    SHARED VOTING POWER
OWNED BY                      24,030,000 shares of Common Stock
EACH                 ----------------------------------------------------------
REPORTING               9)    SOLE DISPOSITIVE POWER
PERSON                        Not Applicable
WITH                 ----------------------------------------------------------
                       10)    SHARED DISPOSITIVE POWER
                              24,030,000 shares of Common Stock
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON
      24,030,000 shares of Common Stock
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                      |_|
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      80.4%
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON
      CO
-------------------------------------------------------------------------------

                         Amendment No. 1 to Schedule 13D


      This Amendment No. 1 (the "Amendment") amends and supplements the Schedule 13D (the "Schedule 13D") dated December 24, 1997 filed by Vishay Intertechnology, Inc., a Delaware corporation ("Vishay"), with respect to the Common Stock, $.01 par value (the "Common Stock"), of Siliconix Corporation, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 1, the
Schedule 13D speaks as of its date.

Item 4 of Schedule 13D, "Purpose of Transaction," is amended to add the following at the end thereof:

      On February 22, 2001, Vishay announced a proposal to purchase any and all outstanding shares of Common Stock not already owned by Vishay at a price of $28.82 per share in cash.

      A copy of a letter to the board of directors of the Company containing the proposal is attached as Exhibit 2 and incorporated in this Item by reference. A copy of the press release announcing the proposal is attached as Exhibit 3 and incorporated in this Item by reference.

Item 5(a) of Schedule 13D, "Interest in Securities of the Issuer," is amended by adding the following:

      On February 16, 2000, the Company effected a three-for-one split of the Common Stock, as a result of which the number of shares held by Vishay increased from 8,010,000 to 24,030,000. Vishay's percentage interest of 80.4% remained unchanged.

Item 7 of Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following exhibits:

Exhibit 2 Letter to the Company's board of Directors containing the proposal.

Exhibit 3     Press Release announcing the proposal.

                                   SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  February 23, 2001


                                    VISHAY INTERTECHNOLOGY, INC.


                                    By: /s/ Avi D. Eden
                                       ------------------------------
                                    Name:  Avi D. Eden
                                    Title: Executive Vice President